Mail Stop 4561

November 9, 2009

Timothy Armstrong
Chairman and Chief Executive Officer
AOL Inc.
770 Broadway
New York, N.Y. 10003

> **Re:    AOL Inc.**
> **Amendment No. 2 Registration Statement on Form 10**
> **Filed October 26, 2009**
> **File No. 001-34419**

Dear Mr. Armstrong:

We have reviewed your amended Form 10 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 9, 2009.

Information Statement, Exhibit 99.1

Executive Compensation, page 91

1.    We note your response to comment 7 but remain unpersuaded that the company need not disclose executive compensation for its named executive officers for fiscal years 2007 and 2006. Regulation S-K Compliance & Disclosure Interpretation 217.01 provides clarification of the scope of Instruction 1 to Item 402(c) of Regulation S-K. In this transaction, it appears that the continuity of several members of management who are functioning in substantially the same business roles requires the disclosure of historical compensation. Please revise accordingly.

Exhibits

2.    We note your response to comment 11 that you have filed the complete and final forms of the Separation Distribution Agreement and Transition Services Agreement, but it appears that several agreements including the Separation Distribution Agreement and Transition Services Agreement are filed as form agreements and not as executed copies that are dated and signed. Please tell us

when you plan to execute the agreements and if you plan to publicly file updated agreements.

3.      The tax opinion regarding the AOL separation states that the "legal opinion may not be relied upon for any other purpose or by any person other than TWX and its Subsidiaries" without counsel's written consent.  Please revise to eliminate language that states or implies that investors are not entitled to rely on the opinion.

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You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters.  You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions regarding the above comments.  If you need further assistance, you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3537 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc:      Via facsimile (212) 474-3700
         Eric L. Schiele
         Cravath Swaine & Moore LLP